Exhibit 99.1

Paysafe Announces Changes to its Board of Directors
New appointments bring deep expertise in global payments, digital transformation, marketing, and product innovation

February 27, 2026. London, U.K. – Paysafe (NYSE: PSFE), a leading payments platform, today announced the appointment of four new non‑executive directors to its Board, effective February 26, 2026. The new directors bring extensive expertise across global payments, financial services, technology, product innovation, and marketing leadership.

Rupert Keeley

Rupert Keeley brings significant strategic payments expertise and global regulatory insight to Paysafe. His decades of leadership across global payment networks and banking bring an invaluable perspective as Paysafe accelerates growth in both established and emerging markets.

Mr. Keeley was the Executive Vice President and General Manager for PayPal’s EMEA business and the CEO of PayPal Europe’s bank. Prior to PayPal, he was Visa Inc.’s Group President for Asia Pacific, Central and Eastern Europe, the Middle East & Africa, and earlier served as Global Head of Strategy and Corporate Development and the CEO of Visa Asia Pacific. He held senior roles at Standard Chartered in London, Singapore, and the Middle East. He is a non‑executive director for NewDay and the Dubai Financial Services Authority and sits on Team8 Fintech’s Advisory Board. Mr. Keeley holds an MBA in Marketing from Bayes Business School and a B.Sc. in Management Sciences from the University of Manchester.

Pete Thompson

Pete Thompson will bring deep product, innovation, and technology expertise to Paysafe. Mr. Thompson is currently a Senior Advisor at 25Madison Evolve and Chief Product Officer of CMO Consulting Group. He also serves on the Supervisory Board of TomTom and is a member of its Audit Committee. Previously, he held senior executive roles including Chief Product Officer at eBay, Vice President for Alexa Voice Service at Amazon, COO of TiVo (now Xperi), and Corporate Vice President at Microsoft in the Entertainment and Devices Division. He holds a B.A. in International Economics from UCLA and an MBA from Northwestern University’s Kellogg School of Management. His background leading product transformation at some of the world’s most influential consumer technology brands positions him to support Paysafe’s ongoing evolution and digital strategy.

Karin Timpone

Karin Timpone will contribute world‑class expertise in brand building, digital innovation, and global marketing to propel Paysafe’s commercial strategy and elevate our market presence. Her experience driving transformation at some of the world’s most recognized consumer brands will help guide Paysafe’s approach to customer engagement, emerging technologies, and growth acceleration.

Ms. Timpone is a seasoned board director and former global marketing executive, having held senior leadership roles at Major League Baseball, Marriott International, The Walt Disney Company, and

Yahoo!. Her governance experience spans public, private, and venture‑backed companies, including board roles at The Habit Restaurants (NYSE:HABT), Atlas Obscura, and MMA Global, as well as advisory roles to emerging technology ventures. She is currently CEO and Founder of ClearPrompt™, advising organizations on commercial growth and innovation. She holds a master’s degree from New York University, a B.A. from Bryn Mawr College, and has certification in FinTech from Harvard University as well as certifications in Blockchain and AI from MIT.

Edward Wertheim

Edward Wertheim will enhance Paysafe’s board with his extensive investment, value‑creation, and governance experience, particularly across fintech and technology‑enabled businesses.

Mr. Wertheim is currently a Senior Managing Director at CVC, having joined the firm in 2025. Prior to that, he spent 15 years at Corsair, where he was a Partner and played a key leadership role across multiple investments. He has served on numerous boards, including IDnow, ZEDRA Group, Axo Finans, Xceptor, MJM Holdings, and RGI Group.

Edward holds a B.A. with majors in Finance and Government from The College of William & Mary.

Two long-standing Board members, Peter Rutland and Matthew Bryant, stepped down on February 26, 2026. Peter Rutland will continue to attend meetings of the Board in a non-voting observer capacity.

“We are delighted to welcome Rupert, Pete, Karin and Edward to the Board,” said Bruce Lowthers, CEO of Paysafe. “Their combined expertise across global payments, digital transformation, marketing, and technology will be invaluable as Paysafe continues to execute its strategy and pursue new growth opportunities. We also want to extend our sincere gratitude to Peter and Matthew for their contributions and dedication to Paysafe.”

With the changes, the Paysafe board is now comprised of 12 directors, bringing decades of industry experience across payments, banking, technology, iGaming, entertainment, product, marketing, legal & regulatory affairs, capital markets and M&A. Click here for full details of the Paysafe Board.

About Paysafe
Paysafe is a leading payments platform with an extensive track record of serving merchants and consumers in the global entertainment sectors. Its core purpose is to enable businesses and consumers to connect and transact seamlessly through industry-leading capabilities in payment processing, digital wallet, and online cash solutions. With 30 years of online payment experience, an annualized transactional volume of $152 billion in 2024, and approximately 2,800 employees located in 12+ countries, Paysafe connects businesses and consumers across 260 payment types in 48 currencies around the world. Delivered through an integrated platform, Paysafe solutions are geared toward mobile-initiated transactions, real-time analytics and the convergence between brick-and-mortar and online payments. Further information is available at www.paysafe.com

For further information about Paysafe, please contact:
The Paysafe Press Office via PR@Paysafe.com

Investor Relations
Kirsten Nielsen
kirsten.nielsen@paysafe.com
+1 (646) 901-3140